                                                                    Exhibit 99.1











                       SUMMARY PORTFOLIO APPRAISAL REPORT

                                LIBERTY SELF-STOR

                           FIFTEEN PROPERTY PORTFOLIO

                                TABLE OF CONTENTS



                                                                            Page
Letter of Transmittal....................................................... 1

Identification of Subject Portfolio......................................... 3

Property Ownership and History.............................................. 3

Purpose of Appraisal........................................................ 4

Function of Appraisal....................................................... 4

Scope of Appraisal.......................................................... 4

Date of Valuation........................................................... 4

Value Definition............................................................ 5

Valuation Methodology....................................................... 6
         Site Inspections and Data Gathering................................ 7
         Income  and Expense Analysis....................................... 8
         Income Approach Analysis........................................... 8
         Sales Comparison Analysis.......................................... 9
         Reconciliation.....................................................10

Portfolio Value Conclusion..................................................11

Portfolio Summary...........................................................12

Assumptions and Limiting Conditions.........................................13

                                                                    May 24, 1999


Meridian Point Realty Trust `83
Liberty Self-Stor, Ltd.
8500 Station Street, Suite 100
Mentor, OH 44060

Gentlemen:

         Meridian Point Realty Trust `83 ("Meridian") and Liberty Self-Stor, Ltd. ("Liberty") have engaged Robert A. Stanger & Co., Inc. ("Stanger") to estimate the market value of a portfolio of fifteen self-storage facilities (the "Portfolio"). Such appraisal reflects the estimated market value of the fee simple interests in the Portfolio as of March 31, 1999, assuming the Portfolio to be free and clear of any existing debt or other encumbrances (the "Portfolio Valuation").

         This summary appraisal report is prepared in accordance with an agreement between Robert A. Stanger & Co., Inc. and Meridian and Liberty dated March 11, 1999. In accordance with the agreement, Stanger has been engaged to perform the appraisal on a limited scope basis in conformity with the departure provisions of the Uniform Standards of Professional Appraisal Practice as they relate to limited scope appraisal reports. We have relied upon the Income Approach and Sales Comparison Approach to value and have been engaged to deliver a summary appraisal report that is not designed to meet the requirements of Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA").

         The Portfolio Valuation is based in part upon information supplied to us by Meridian and Liberty and the property managers, including, but not limited to, descriptions of the subject properties (the "Properties"), ownership interests in the subject properties, unit mix, operating statements of the Properties, property tax bills, expense details, occupancy reports, rent rolls, information relative to the condition of each Property, including, but not limited to, any deferred maintenance, planned capital expenditures, and status of ongoing or newly planned property additions, reconfigurations and improvements, and other supporting data. We have also received information from interviews of property and company management personnel. We have relied upon such information and have assumed that the information provided is accurate and complete. We have not attempted to independently verify such information.

         We are advised by Meridian and Liberty that the purpose of the appraisal is to estimate the value of the fee interests in the Portfolio under market conditions as of the appraisal date, and that the Portfolio Valuation will be used solely in connection with the possible merger of certain interests in or assets of Meridian and Liberty. Stanger understands that the Portfolio Valuation will be reviewed and utilized by the management of Meridian and Liberty in connection with the above transaction, and Stanger agrees to the use of the Portfolio Valuation for this purpose subject to the terms and conditions of the agreements related thereto. For these purposes, this summary appraisal report was prepared stating our opinion as to the aggregate fair market value of the Portfolio as of March 31, 1999. The attached summary appraisal report should be reviewed in its entirety and is subject to the assumptions and limiting conditions contained herein. Background information and analysis upon which value conclusions are based has been retained in our files.

         Our review was undertaken solely for the purpose of providing an opinion of market value, and we make no representation as to the adequacy of such review for any other purpose. Our opinion is expressed with respect to the market value of the Portfolio. Neither Stanger nor the undersigned have any present or contemplated future financial or ownership interest in the Properties, Meridian or Liberty.

         The appraisal is only an estimate of the market value of the fee simple interests in the Portfolio as of the date of valuation and should not be relied upon as being the equivalent of the price that would necessarily be received in the event of a sale or other disposition of the Portfolio. Changes in corporate financing rates or changes in real estate property markets may result in higher or lower values of real property. The use of other valuation methodologies might produce a higher or lower value. Our opinion is subject to the assumptions and limiting conditions set forth herein. We have used methods and assumptions deemed appropriate in our professional judgment; however, future events may demonstrate that the assumptions were incorrect or that other, different methods or assumptions may have been more appropriate.

         This summary appraisal report provides our value conclusion with respect to the Portfolio, definitions of value, discussions of the valuation methodology employed, assumptions, and limiting conditions. The attached exhibits are an integral part of this report.

         Based upon the review described herein, it is our opinion that the market value of the fee simple interests in the Portfolio of properties as of March 31, 1999 is:

                                   $23,620,000

         TWENTY THREE MILLION, SIX HUNDRED AND TWENTY THOUSAND DOLLARS

                              --------------------

                                               Sincerely,


                                               /s/ Robert A. Stanger & Co., Inc.

                                               Robert A. Stanger & Co., Inc.
                                               Shrewsbury, New Jersey

                       IDENTIFICATION OF SUBJECT PORTFOLIO
                       -----------------------------------

         The subject of this summary appraisal report is the portfolio of real properties (the "Portfolio") owned by Liberty Self-Stor, Ltd. The Portfolio is comprised of fifteen self-storage properties, aggregating approximately 576,038 square feet, located in two states. A summary description of the Portfolio is provided elsewhere in this report.

                         PROPERTY OWNERSHIP AND HISTORY
                         ------------------------------

         All the properties in the Portfolio are owned by Liberty Self-Stor, Ltd.. All of the properties were developed or acquired by Liberty between 1996 and 1998. The table below shows the ownership history of each of the properties.

                                               DATE
PROPERTY                                ACQUIRED/DEVELOPED
--------                                ------------------
East Liverpool                               10/31/96
Endicott                                     11/20/96
Downtown 55th                                12/3/96
Perry                                        1/10/97
Ravenna                                      3/31/97
Canton                                       4/22/97
Louisville                                   5/30/97
East Canton                                  5/30/97
Catawba                                      6/30/97
Dayton                                       5/22/97
Avon                                         10/31/97
Willoughby - Lost Nation                     10/4/96
Mentor                                       3/20/98
Southold                                      6/1/97
Riverhead                                    4/30/99




                              PURPOSE OF APPRAISAL
                              --------------------

         The purpose of the appraisal is to estimate the market value of the fee simple interests in the Portfolio under market conditions as of March 31, 1999.

                              FUNCTION OF APPRAISAL
                              ---------------------

         The function of the appraisal is to provide a current estimate of market value of the fee simple interests in the Portfolio for use solely by the management of Meridian and Liberty in connection with the possible merger of interests in or assets of Meridian and Liberty. No representation is made as to the adequacy of this appraisal for any other purpose.

                               SCOPE OF APPRAISAL
                               ------------------


         The Portfolio Valuation has been prepared on a limited scope basis in conformity with the departure provisions of the Uniform Standards of Professional Appraisal Practice of the Appraisal Institute, in accordance with an agreement between Robert A. Stanger & Co., Inc. and Meridian and Liberty dated March 11, 1999. Pursuant to that agreement, Stanger has relied upon the Income Approach and Sales Comparison Approach to value and did not employ the Cost Approach (as described below).

         In estimating the value of a property, appraisers typically consider three approaches to value: the Cost Approach; the Sales Comparison Approach; and the Income Approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. The value estimated by the Cost Approach incorporates separate estimates of the value of the unimproved site under its highest and best use and the value of the improvements, less observed accrued depreciation resulting from physical wear and tear and functional and/or economic obsolescence. The Market Data or Sales Comparison Approach involves a comparative analysis of the subject property with other similar properties that have sold recently or that are currently offered for sale in the market. The Income Approach involves an economic analysis of the property based on its potential to provide future net annual income.

         Pursuant to the terms of our engagement, the Portfolio Valuation was performed using the Income Approach and Sales Comparison Approach. Since a primary buyer group for the type of property appraised herein is investors, the Income Approach and Sales Comparison Approach were deemed appropriate valuation methodologies. Further, given the primary criteria used by buyers of the type of property appraised herein, the Cost Approach was considered less reliable than either of the Income Approach or Sales Comparison Approach.

         Changes in corporate financing rates or in real estate property markets may result in higher or lower values of real property. The use of other valuation methodologies might produce a higher or lower value. Our opinion is subject to the assumptions and limiting conditions set forth herein.

Departures - Uniform Standards of Professional Practice -- With respect to the limited appraisal, the departure provisions of the Uniform Standards of Professional Appraisal Practice permit departures from the specific guidelines of Standard 1. In this report the following departures were taken:

         Standard Rule 1-4 (b) Details relating to comparable sales and rental data and reconciliations of value for each property are not specifically described or set forth in this report but have been retained in our files.

                                DATE OF VALUATION
                                -----------------

         The date of valuation for the Portfolio is March 31, 1999.

                                VALUE DEFINITION
                                ----------------


         Market value, as used in this report and defined by the Appraisal Institute, is the most probable price as of a specified date, in cash, in terms equivalent to cash, or in other precisely revealed terms, for which the specified property rights should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale, with the buyer and seller each acting prudently, knowledgeably and for self-interest, and assuming that neither is under undue duress.

         Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(a)      buyer and seller are typically motivated;

(b) both parties are well informed or well advised, and each acts in a manner he considers in his own best interest;

(c)      a reasonable time is allowed for exposure in the open market;

(d) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

(e) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

(Source: The Appraisal of Real Estate, Tenth Edition.)

         The property rights appraised in this report consist of fee simple interests. Due to the generally short-term, month to month tenancies in self-storage facilities, a fee simple interest was deemed appropriate for such facilities. Fee simple interest is defined as absolute ownership unencumbered by any other interest or estate subject only to the limitations of eminent domain, escheat, police power and taxation.

         The appraisal includes the value of land, land improvements such as paving, fencing, on-site sewer and water lines, and the buildings as of March 31, 1999. The appraisal does not include supplies, materials on hand, inventories, furniture, equipment or other personal property, company records, or current or intangible assets that may exist. The appraisal pertains only to items considered as real estate.

                              VALUATION METHODOLOGY
                              ---------------------



         Pursuant to the terms of this engagement, Stanger has estimated the value of the fee simple interests in the Portfolio's Properties based on the Income Approach and Sales Comparison Approach to valuation.

         The Income Approach is based on the assumption that the value of a property or portfolio of properties is dependent upon the property's or portfolio's ability to produce income. The Income Approach estimates a property's capacity to produce income through an analysis of the rental market, operating expenses and net operating income. Net income may then be processed into value through either (or a combination of) two methods: direct capitalization or discounted cash flow analysis. In this Portfolio Valuation, direct capitalization analysis and/or discounted cash flow ("DCF") analysis is used to determine the value of the fee simple interests or, where appropriate, leased fee interests in each Property. The indicated value by the Income Approach represents the amount an investor may pay for the expectation of receiving the net cash flow from the Properties and proceeds from the ultimate sale of the Properties.

         The direct capitalization analysis is based upon the estimated net operating income of each Property capitalized at an appropriate capitalization rate based upon property characteristics and competitive position and market conditions as of the date of the appraisal.

         In applying the DCF analysis, Stanger utilized pro forma statements of operations for each Portfolio Property including revenues and expenses projected over a ten-year period. Each Portfolio Property is assumed to be sold at the end of the ten-year holding period. The reversion value of each Portfolio Property which can be realized upon sale is estimated based on capitalization of the estimated net income of the property in the year following the year sale, utilizing a capitalization rate deemed appropriate in light of the age, anticipated functional and economic obsolescence and estimated competitive position of the property at the time of sale. Net proceeds to owners are determined by deducting appropriate costs of sale. The discount rate selected for the DCF analysis is based upon estimated target rates of return for buyers of self-storage properties. Total estimated value for the Portfolio Properties is arrived at by summing the discounted present value of the cash flow stream from operations and net proceeds from sale for each property.

         The Sales Comparison Approach utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the Portfolio Property. Price per square foot, a unit of comparison typically analyzed for self-storage facilities, was utilized in applying the Sales Comparison Approach to the Portfolio Properties.

         The following describes more fully the steps involved in the valuation methodology utilized.

SITE INSPECTIONS & DATA GATHERING
---------------------------------


         In conducting the Portfolio Valuation, representatives of Stanger performed a site inspection of each Portfolio Property during March 1999. In the course of these site visits, the physical facilities of each property were inspected, current rental and occupancy information for the property was obtained, current market rental rates for competing properties were investigated, primary competing properties were identified, information on the local market was gathered, and the on-site manager or assistant manager was interviewed concerning the property and other factors. Where appropriate, information gathered during the site inspection was supplemented by a review of published information concerning economic, demographic and/or real estate trends in local, regional or national markets.

         In conducting the appraisal, Stanger also interviewed and relied upon Meridian, Liberty and property management personnel to obtain information relating to the condition of each property, including any deferred maintenance, capital budgets, known environmental conditions, status of on-going or newly planned property additions, reconfigurations, improvements, and other factors affecting the physical condition of the property improvements.

         In addition, interviews of Liberty management personnel included discussions of competitive conditions in local markets, area economic and development trends affecting the subject properties, historical and budgeted operating revenues and expenses and occupancies. Stanger also reviewed available historical operating statements, year-to-date 1999 operating statements and 1999 operating budgets for each Portfolio Property, and reviewed surveys of local self-storage markets conducted by property management personnel.

         To define the occupancy, rental rate and expense escalators to be used in developing operating projections, Stanger reviewed the projection parameters in use in the marketplace by major self-storage investors, owners and operators. In addition, Stanger reviewed other published information concerning acquisition criteria in use by real estate investors at or around the valuation date. Further, Stanger interviewed various sources in local markets to identify recent sales of self-storage properties and to derive certain valuation indicators.

         In addition, Stanger reviewed the acquisition criteria and parameters used by self-storage real estate investors. Such review included a search of real estate data sources and publications concerning real estate buyer's criteria, and direct telephonic interviews with major national investors, owners, managers, brokers and appraisers of self-storage property portfolios.

         Stanger also compiled data on actual transactions involving self-storage properties from which acquisition criteria and parameters were extracted. Stanger reviewed publicly available information on acquisitions of self-storage properties by certain publicly owned real estate companies and contacted various industry sources for relevant data.

INCOME AND EXPENSE ANALYSIS
---------------------------

         During the course of the site inspections, competing properties were identified and data on local market rental rates and occupancy were obtained. Such data was compared to posted rental rates, the rent roll and occupancy reports for each subject property, as available. Historical and budgeted effective gross income and income from ancillary sources was also reviewed for each subject property. In addition, discussions were conducted with management personnel concerning property and market trends and competitive conditions. After assessing the above factors, an effective gross income estimate was prepared for each property based upon the unit configuration, market rental rates, market occupancy rate and estimates of ancillary income.

         Historical and budgeted data on expenses were obtained from Liberty for each property. In addition, property tax bills were obtained and tax assessments were confirmed with local municipalities. Expenses for each individual property were estimated based on historical and budgeted operating expenses, discussions with management and certain industry expense guidelines.

         Estimated expenses were then deducted from estimated income for each property to arrive at each properties' estimated net operating income. Any expenses relating solely to investor reporting and accounting were excluded.

         During the course of the site inspections, any deferred maintenance was observed. Historical and budgeted capital expenditures were reviewed and discussed with management, and appropriate capital expenditures were considered in the analysis.

INCOME APPROACH ANALYSIS
------------------------

         Stanger then employed direct capitalization and discounted cash flow analyses to estimate the value of the subject properties. The direct capitalization rate used was based on current acquisition criteria among self-storage investors and reflected in specific sales transactions. Where appropriate, the capitalization rate used for an individual property was adjusted to reflect valuation factors unique to the property, such as overall quality, recent buildouts, and other unique valuation facts affecting the individual properties. Where deferred maintenance or extraordinary capital expenditures were required the capitalized value was adjusted accordingly.

         - DIRECT CAPITALIZATION ANALYSIS -- Based upon the net operating income estimated in accordance with the analyses of effective gross income and expenses described above, an estimate of value was derived for each Portfolio Property by capitalizing the estimated net operating income at a rate determined in accordance with surveys of buyers of self-storage properties, as confirmed by a review of comparable sales transactions, and deemed appropriate given the characteristics of each property. Capitalization rates ranging from 9.50% to 9.75% were applied to the projected net operating income from each of the Portfolio Properties which were considered to be at stabilized occupancy during the twelve-month period following the valuation date. For unstabilized properties, capitalization rates deemed appropriate to reflect leaseup risk and timing were applied to projected stabilized net operating income.

         - DISCOUNTED CASH FLOW ANALYSIS -- In applying discounted cash flow analysis, projections of cash flows from each property (assuming no indebtedness thereon) for a ten-year period were developed. The base year projection of net operating income was prepared consistent with the direct capitalization analysis based upon the analysis of effective gross income and expenses described above. Income and expense escalators used in developing the projections were based on projection parameters in use as of the Valuation Date by property investors, market factors, historical and budgeted financial results for each property, and inflation rates. In highly competitive markets or where a property's operations were below stabilized levels, income and/or occupancy escalators were adjusted as deemed appropriate or until stabilized operations were achieved. Costs of any scheduled extraordinary capital improvements or deferred maintenance were taken into account based on estimated amounts and timing provided by management.

         To determine the residual value for each property at the end of the projection period, the estimated net operating income of the property in the eleventh year was capitalized at a rate deemed appropriate for the property. Terminal capitalization rates generally ranged from 9.75% to 10.0%. The residual value was discounted to a present value after deducting appropriate sales expenses using the same discount rate applied to the stream of annual cash flows. The discount rate employed was based primarily on current acquisition criteria among self-storage investors, commercial/industrial property investors' target rates of return, and rates of return available from alternative investments under current market conditions. Discount rates utilized ranged from 11.75% to 12.25%.

         The results of each analysis (direct capitalization and discounted cash flow) then were correlated to arrive at a final income approach value determination.


SALES COMPARISON ANALYSIS
-------------------------

         In the course of performing the Portfolio Valuation, Stanger compiled data on actual transactions involving properties similar in type to the Portfolio Properties. To gather such data, Stanger interviewed various sources in local markets to identify recent sales of self-storage properties, reviewed publicly available information on acquisitions of self-storage properties and portfolios by certain publicly owned real estate companies, reviewed information provided by management, and contacted various industry sources for data.

         Utilizing such data, an index of value was derived based upon price per square foot. The index of value was applied to each property to estimate value. Price per square foot as estimated by reference to comparable sales transactions was multiplied by the rentable square footage of each property to derive an estimated range of value.

SALES COMPARISON APPROACH AND INCOME APPROACH RECONCILIATION
------------------------------------------------------------


         The estimated values resulting from the Sales Comparison Approach were reconciled with the values estimated resulting from the Income Approach (direct capitalization and/or discounted cash flow analyses) for each Portfolio Property, and the resulting values were summed to determine the estimated value of the Portfolio.

         The Income Approach reflects the quality, durability and risk of the estimated income stream. Properties such as the subject Portfolio Properties are typically purchased and sold based upon their income characteristics. The Income Approach was given primary consideration based upon the income producing nature of the Portfolio Properties, the primary criteria used by buyers of self-storage properties, and the fact that several of the Portfolio Properties have not yet achieved fully stabilized operations. The Sales Comparison Approach was given secondary consideration.

         Where necessary, Stanger adjusted the value conclusion for each Portfolio Property to reflect any deferred maintenance items or excess land associated with the Property.

                           PORTFOLIO VALUE CONCLUSION
                           --------------------------



         Based upon the review as described above, it is our opinion that the market value of the fee simple interests in the Portfolio as of March 31, 1999 is:



                                   $23,620,000

          TWENTY THREE MILLION, SIX HUNDRED AND TWENTY THOUSAND DOLLARS

                               -----------------

                                PORTFOLIO SUMMARY
                  LIBERTY SELF-STOR FACILITIES - MARCH 31, 1999
--------------------------------------------------------------------------------

PROPERTY                            ADDRESS                               RENTABLE SQ. FT.
--------                            -------                               ----------------
East Liverpool                      16031 Strader Road                                  29,990
                                    East Liverpool, OH

Endicott                            1400 Campville Road                                 35,580
                                    Edicott, NY

Downtown 55th                       5440 S. Marginal                                    46,650
                                    Cleveland, OH

Perry                               4376 North Ridge Road                               63,950
                                    Perry, OH

Ravenna                             111 Loomis Parkway                                  16,950
                                    Ravenna, OH

Canton                              3700 Fohl Road, S.W.                                41,145
                                    Canton, OH

Louisville                          7100 Columbus Road                                  54,060
                                    Louisville, OH

East Canton                         5136 Lincoln Street                                 26,700
                                    East Canton, OH

Catawba                             5681 East Harbor Road                               49,570
                                    Marblehead, OH

Dayton                              3785 Shillow Springs Road                           19,550
                                    Dayton, OH

Avon                                988 Avon Belden Road                                63,725
                                    Avon, OH

Willoughby - Lost Nation            38255 St. Clair Street                              35,306
                                    Willoughby, OH

Mentor                              6784 Hopkins Road                                   19,182
                                    Mentor, OH

Southold                            1040 Hortons Land                                   53,055
                                    Southold, NY

Riverhead                           99 Mill Road                                        20,625
                                    Riverhead, NY

TOTALS                                                                                 576,038
                                                                                       =======

                       ASSUMPTIONS AND LIMITING CONDITIONS
                       -----------------------------------

         This summary appraisal report is subject to the assumptions and limiting conditions as set forth below.

         1. No responsibility is assumed for matters of a legal nature affecting the Portfolio Properties or the titles thereto. Titles to the properties are assumed to be good and marketable and the properties are assumed free and clear of all liens unless otherwise stated.

         2. The Portfolio Valuation assumes (a) responsible ownership and competent management of the properties; (b) there are no hidden or unapparent conditions of the properties' subsoil or structures that render the properties more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning, access and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Portfolio Valuation is based.

         3. The Appraiser shall not be required to give testimony or appear in court because of having made the appraisal with reference to the portfolio in question, unless arrangements have been previously made therefore.

         4. The information contained in the Portfolio Valuation or upon which the Portfolio Valuation is based has been provided by or gathered from sources assumed to be reliable and accurate. Some of such information has been provided by the owner of the properties. The Appraiser shall not be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, exhibits and other factual matters. The Portfolio Valuation and the opinion of value stated herein are as of the date stated in the Portfolio Valuation. Changes since that date in property, external and market factors can significantly affect portfolio value.

         5. Disclosure of the contents of the appraisal report is governed by the Bylaws and Regulations of the professional appraisal organization with which the Appraiser is affiliated.

         6. Neither all, nor any part of the content of the report, or copy thereof (including conclusions as to the portfolio's value, the identity of the Appraiser, professional designations, reference to any professional appraisal organizations, or the firm with which the Appraiser is connected) shall be used for any purpose by anyone other than the client specified in the report, including, but not limited to, the mortgagee or its successors and assignees, mortgage insurers, consultants, professional appraisal organizations, any state or federally approved financial institution, any department, agency or instrumentality without the previous written consent of the Appraiser; nor shall it be conveyed by anyone to the public through advertising, public relations, news sales or other media, without the written consent and approval of the Appraiser.

                 -----------------------------------------------

         7. On all appraisals subject to completion, repairs or alterations, the appraisal report and value conclusions are contingent upon completion of the improvements in a workmanlike manner.

         8. The physical condition of the improvements considered by the Portfolio Valuation is based on visual inspection by the Appraiser or other representatives of Stanger and on representations by the owner. Stanger assumes no responsibility for the soundness of structural members or for the condition of mechanical equipment, plumbing or electrical components. The Appraiser has made no surveys of the Portfolio Properties.

         9. The projections of income and expenses and the valuation parameters utilized are not predictions of the future. Rather, they are the Appraiser's best estimate of current market thinking relating to future income and expenses. The Appraiser makes no warranty or representations that these projections will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisions for the future in terms of rental rates, expenses, supply and demand. We have used methods and assumptions deemed appropriate in our professional judgment; however, future events may demonstrate that the assumptions were incorrect or that other different methods or assumptions may have been more appropriate.

         10. The Portfolio Valuation represents normal consideration for the Portfolio's Properties based on a cash purchase and unaffected by special terms, services, fees, costs, or credits incurred in the transaction.

         11. Unless otherwise stated in the report, the existence of hazardous materials, which may or may not be present on the Portfolio Properties, was not disclosed to the Appraiser by the owner. The Appraiser has no knowledge of the existence of such materials on or in the Portfolio Properties. However, the Appraiser is not qualified to detect such substances. The presence of substances such as asbestos, ureaformaldehyde foam insulation, oil spills, or other potentially hazardous materials may affect the value of the Portfolio. The Portfolio Value estimate is predicated on the assumption that there is no such material on or in the Portfolio Properties that would cause a loss of value. No responsibility is assumed for such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

         12. For purposes of this report, it is assumed that each Portfolio Property is free of any negative impact with regard to the Environmental Cleanup Responsibility Act (ECRA) or any other environmental problems or with respect to non-compliance with the Americans with Disabilities Act (ADA). No investigation has been made by the Appraiser with respect to any potential environmental or ADA problems. Environmental and ADA compliance studies are not within the scope of this report.

                 -----------------------------------------------

         13. Pursuant to the Engagement Agreement, the Portfolio Valuation has been prepared on a limited scope basis using a summary report format in conformity with the departure provisions of the Uniform Standards of Professional Appraisal Practice and the Standards of Professional Appraisal Practice of the Appraisal Institute, relying on the income approach and sales comparison approach to value. Further, the engagement calls for delivery of a summary appraisal report in which the content has been limited to that data presented herein. As such, the summary appraisal report is not designed to meet the requirements of Title XI of the Federal Financial Institutions Reform, Recovery and Enforcement Act of 1989. Therefore, federally regulated institutions should not rely on this report for financing purposes.

         14. The appraisal is solely for the purpose of providing our opinion of the value of the Portfolio, and we make no representation as to the adequacy of such review for any other purpose. The owner has directed that the Portfolio Properties be valued assuming the properties are free and clear of any debt. The use of other valuation methodologies might produce a higher or lower value.

         15. In addition to these general assumptions and limiting conditions, any assumptions or conditions applicable to specific properties have been retained in our files.















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